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                              January 19, 2021

       Eric Richman
       Chief Executive Officer
       Gain Therapeutics, Inc.
       4800 Hampden Lane, Suite 200
       Bethesda, MD 20814

                                                        Re: Gain Therapeutics,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted January
8, 2021
                                                            CIK No. 0001819411

       Dear Mr. Richman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement, Submitted January 8,
2021

       Summary, page 1

   1. We note from your response to prior comment 5 that "Lead Optimization" is the final step in early stage drug
discovery. Please tell us why Lead-Op should not be included in your pipeline table on page
4 as part of the Discovery phase or revise your table as appropriate.
                                                        Please also ensure that
you have defined    Lead-Op    in your prospectus summary. We
                                                        also note that your
pipeline table currently includes four separate columns in the
                                                        Discovery and
Pre-Clinical phases, and that those columns are wider than the three clinical phases that
appear in your table. Since this could give investors the impression that your product
candidates are farther along in the process, please revise your table to make a more balanced
presentation.
  Eric Richman
FirstName   LastName Eric Richman
Gain Therapeutics, Inc.
Comapany
January  19,NameGain
             2021     Therapeutics, Inc.
January
Page  2 19, 2021 Page 2
FirstName LastName
2. We note your response to our prior comment number 6. If you intend to retain the undisclosed target in your pipeline table then please revise the disclosure to describe the program and the terms of the agreement with Sumitomo Dainippon Pharma.
3. We note your response to prior comment 8 and the related revised disclosure. Since it is not clear from your current disclosure why the named academic partners are individually material to your business, please either remove this disclosure or explain why it is appropriate to reference these arrangements in the Summary. To the extent they are sufficiently material for disclosure in the Summary section, please revise your disclosures in an appropriate location to disclose all material terms of those arrangements including what each partner is obligated to provide you under those arrangements.
Listing, page 10

4. Please identify the exchange on which you intend to list in your next amendment.
Use of Proceeds, page 45

5. As requested by prior comment 13, please revise to disclose an estimate of how far in your development of your product candidates the proceeds from this offering will allow you to reach with respect to each product candidate.
Directors, page 94

6. For Dr. Bj rdal, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion she should serve as a director for your company, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-
         K.
Description of Capital Stock, page 109

7. We note your response to our prior comment number 22. Your response letter states that you revised the Amendment to clarify that the U.S. federal district courts will be the exclusive forum for resolving complaints arising under federal securities laws. The exclusive forum provision on pages 113 and 42, however, appears to state that the exclusive forum provision does not apply to claims arising under the Exchange Act but could apply to a claims under the Securities Act if the suit involves other claims covered by the exclusive forum provision in addition to the Securities Act claims. Please revise to
         clarify whether a shareholder   s choice of forum is restricted if
they bring an action that
         only includes Securities Act claims.
GT Gain Theirapeutics SA Financial Statements, page F-1

8. We note that the July 2020 Transactions have now been reflected in Gain Therapeutics,
         Inc.'s statements for the nine months ended September 30, 2020. As such, it appears to us that the historical audited financial statements of GT Gain Therapeutics SA should be renamed to that of Gain Therapeutics, Inc. In this regard, we note that they are deemed to
  Eric Richman
Gain Therapeutics, Inc.
January 19, 2021
Page 3
      be the predecessor to Gain Therapeutics, Inc. and the stockholders equity (deficit)
      reflected in these financial statements reflects the retroactive application of the July 2020
      Transactions for all periods presented.
Condensed Consolidated Financial Statements
Statement of Stockholders' Equity (Deficit), page F-27

9. Please expand your footnote disclosures to discuss the details surrounding the issuance of
      1,772,736 shares of common stock as well as your related accounting. In this regard, please also reconcile your disclosures in Note 15. Equity Incentive Plan which indicates that, although you have issued 400,000 stock options with an average grant-date fair of
      $2.13 per share and a three year vesting schedule, your total stock-based compensation recognized for stock options was $4.2 million. We note this amount agrees to the stock compensation reflected in your statement of stockholders' equity (deficit) and assume that it may relate to the issuance of 1,772,736 shares of common stock. Please clarify.
Exhibits

10. We note your response to our prior comment number 25. Your disclosure on page 105 continues to indicate that the descriptions of the Merger, and the Placement Agent
      Warrants and the subscription agreements entered into in connection with the Series B
      Private Placement are qualified in their entirety by reference to the terms of such agreements, which are filed as exhibits to the registration statement and are incorporated by reference. Please file the Placement Agent Warrant and the subscription agreements as exhibits or revise the disclosure to remove this statement and instead describe all material terms in the prospectus to the extent not already described. With respect to the Merger, please file the agreements evidencing the series of transactions through which GT Gain
      Therapeutics SA became a wholly-owned subsidiary of the company.
       You may contact Ibolya Ignat at 202-551-3636 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,
FirstName LastName Eric Richman
                                                             Division of
Corporation Finance
Comapany NameGain Therapeutics, Inc.
                                                             Office of Life
Sciences
January 19, 2021 Page 3
cc:       Andrea Nicolas, Esq.
FirstName LastName